

July 12, 2012

Via E-mail
Steven J. Douglas
Brookfield Property Partners L.P.
Three World Financial Center
11th Floor
New York, NY 10281-1021

   Re: Brookfield Property Partners L.P.
     Amendment No. 1 to Registration Statement on Form 20-F
     Filed June 12, 2012
     File No. 001-35505

Dear Mr. Douglas:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment 2 of our comment letter dated May 11, 2012 and the revised disclosure on pages 3 and 66 that NOI means revenues from operations of consolidated properties less direct operating expenses, which exclude general and administrative expenses that do not relate directly to operations of a commercial property. Please explain what you mean by general and administrative expenses that do not relate directly to operations of a commercial property and provide examples, as applicable. In addition, please clarify what percentage of direct operating expenses these general and administrative expenses comprise.

Overview of Our Business, page 38

2.   We note your response to comment 5 of our letter dated May 11, 2012 and the revised disclosure on pages 49 and 69 that 17 million square feet of the 18 million square feet in your office development pipeline are at varying points of planning. We further note that you are commencing work to build the necessary foundations on the Manhattan West site and that commercial office development activities are focused on five projects comprising approximately 9 million square feet. We continue to believe that you should revise your disclosure to provide the costs incurred to date, budgeted costs and estimated completion dates. Please revise accordingly.

Competitive Strengths, pages 41 – 42

3.   We have considered your response to comment 6 of our letter dated May 11, 2012 and your revised disclosures on page 42.   Please further support your basis for determining that you have sufficient cash available to pay the expected distribution over the next twelve months and clarify the amount of the distribution. In this regard, please provide us with a supplemental cash flow analysis which addresses your current cash position, pro forma cash flows, and projected cash flows. Tell us the significant assumptions used in your projections for the next twelve months, including adjustments to revenues, expected capital expenditures, other significant cash commitments and your expectations regarding distributions from operating entities that may be less than your entitlement. Also, revise your disclosure to briefly discuss your basis for the dividend projection and your alternatives for maintaining the expected distribution levels as outlined in your response.

Operating Platforms, page 44

4.   We note your response to comment 9 of our letter dated May 11, 2012 and your updated disclosures on pages 46 and 52. You disclose that the proportionate interest in the assets net of minority interests represents your economic interest in the underlying property; however, footnote (3) in the tables on pages 47 and 52 notes that you have not applied the minority interest of the Property Partnership to the data. Please explain; based on the organizational chart on page 60, it appears that your company will only receive 10% of the economic interest in the Property Partnership. Please revise accordingly.

Opportunistic Investment Platform, page 55

5.   We note your response to comment 13 of our comment letter dated May 11, 2012 where you state that you have revised your "disclosure on page 81 to include the additional information on [your] approach to managing credit risk." We are unable to find the revised disclosure. Please revise or advise.

6.   We note your response to comment 14 of our comment letter dated May 11, 2012 and the revised table reflecting a summary of loans and notes. Please revise to provide more detailed information that avoids broad ranges of interest rates and maturity.

Organization Structure, page 60

7.   We note footnote (4) on page 61 that states all the percentages listed represent your economic interest in the applicable entity or group of assets, which may not be the same as your voting interest in those entities and groups of assets. Please revise to provide your voting interest in those entities and groups of assets.

Performance Measures, pages 66 – 67

8.   We note your references to NAREIT definition of FFO on pages 3 and 67. We also note that NAREIT FFO is based on US GAAP, but that you report under IFRS. Please tell us whether your definition is based on any other industry-recognized measure, such as EPRA Earnings or REALpac FFO. We may have further comments.

Financial Highlights and Performance as at March 31, 2012 and December 31, 2011 and the three months ended March 31, 2012 and 2011, page 70

Operating Results – Retail, page 78

9.   You disclose that the decrease in FFO in the United States is due to the inclusion of a portion of GGP's 2010 results in the first quarter of 2011 due to a catch up following the recapitalization in November 2010. Please explain what led to this 'catch up' and your basis for the accounting treatment in 2011. Also, quantify the total financial impact of the catch up.

Critical Accounting Policies, Estimates and Judgments, page 104

Investment Properties, page 104

10.   We note your response to comment 22 of our letter dated May 11, 2012 and your revised disclosures. We also note that disclosure on page 120 of the 2011 Annual Report of Brookfield Asset Management, Inc. filed as Exhibit 99.2 in its 2011 Form 40-F states that over 35% of the company's reported amount of investment property as of December 31, 2011 was based on external valuations. Please reconcile this disclosure with your statements regarding external valuations since your financial statements were carved-out from the financial statements of Brookfield Asset Management, Inc.

Steven J. Douglas
Brookfield Property Partners L.P.
July 12, 2012
Page 4

Reconciliation of Performance Measures to IFRS Measures, pages 108 – 112

11.   We continue to consider your response to comment 24 of our letter dated May 11,
       2012. We note that, although the disclosures on pages 110 through 112 do not
       contain every line item from your carved-out financial statements, there are very few
       condensed line items. Thus, in general, the disclosures still appear to represent full
       non-IFRS financial statements. Please advise. Furthermore, please explain why you
       believe it is appropriate to present your proportionate interest in GGP at 38%; discuss
       your relationship with the other institutional partners and why their interests should
       be included with your interest.

Commercial Property Operations and Brookfield Asset Management Inc. - Carve-out
Statements of Income (Loss), page F-5

12.   We note that on page 3, you refer to property net operating income ("NOI") as a non-
       IFRS financial measure. In this regard, it is unclear why you have presented it on the
       face of your statements of income (loss). Please tell us your basis for this
       presentation. Please refer to Item 10(e) of Regulation S-K. You also present an
       unnamed subtotal after 'Investment and other income' in your statements of income
       (loss); additionally, tell us your basis for this presentation and why you believe it is
       meaningful.

13.   Furthermore, we note that your discussion of operating results focuses on NOI, FFO,
       and Total Return which you have identified as non-IFRS measures; thus, it appears
       that you have given undue prominence to these measures. Please revise these
       disclosures to discuss with equal or greater prominence your consolidated results of
       operations as calculated and presented in accordance with IFRS. See Item
       10(e)(1)(i)(A) for reference.

Schedule III – Supplemental Schedule of Investment Property Information, page F-42

14.   We note your response to comment 34 of our letter dated May 11, 2012; however, we
       continue to believe that the form of the schedule should comply with Rule 12-28 of
       Regulation S-X except for cost and depreciation information which is not applicable.
       Please further explain or revise to include a column disclosing weighted average year
       of construction.

General Growth Properties, Inc.

15.   Please note that we will review the revised financial statements for General Growth
       Properties, Inc. when included in a subsequent amendment to the Form 20-F.

Unaudited Pro-Forma Financial Statements

Note 1 – Nature and Description of the Limited Partnership, page PF-6

16.   We note your revised disclosures; however, you did not address how you determined the amounts of each issuance. Please tell us and disclose how you determined the amounts paid as consideration for the business.

Note 4 – Pro-Forma Adjustments

(a) Acquisition of interest in certain Australian investments through participating loan interests, page PF-8 - 9

17.   We have considered your response to comment 40.   We note that the determination of whether the participating loan agreements are convertible into a direct ownership interest in either the underlying properties in Australia or the Australian subsidiaries is dependent on the nature of Brookfield's ownership interest in the property.   Please further explain and contrast the varying nature of Brookfield's ownership interest in these properties and why this would dictate whether the participating loan agreements would be convertible into the underlying property or the subsidiary owning the property. Also, further explain to us the form of the direct ownership in the underlying properties (i.e., undivided interest) and describe the rights granted through the ownership.

(d) Partnership Equity, page PF-10

18.   We have considered your response to comment 38 and note you present a line item for net income attributable to parent company and partners in your pro forma statement of income.   Please clarify what this line item represents. It is still not clear why the 90% economic interest in the form of Redemption-Exchange Units is not reflected as non-controlling interest in the pro-forma financial statements; please explain further as these units appear to represent equity in your subsidiary, the Property Partnership, not attributable to the parent, Brookfield Property Partners L.P. Please clarify your basis in IFRS for your pro forma presentation and how you considered paragraphs 27 and 28 of IAS 27.   Your response should also address paragraph 19 of IAS 27 which indicates that non-controlling interests are based on present ownership interests and do not reflect the possible exercise or conversion of potential voting rights.

19.   You state that the 90% economic interest in the Property Partnership will be owned by Brookfield in the form of Redemption-Exchange Units and that you determined these units should be recorded as equity, in part, based on your right of first refusal which entitles you, at your sole discretion, to elect to settle in units rather than cash. Please specifically address how you determined the right of first refusal to be

substantive in light of Brookfield's ability to control your company as the general partner and to compel cash redemption. Please cite the appropriate guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Wilson Lee, Staff Accountant, at (202) 551-3468 or Jessica Barberich, ACA, at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Attorney Advisor, at (202) 551-3673 or me at (202) 551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Senior Counsel